EXHIBIT 99.1

GameSquare Announces Filing of its Standalone 2022 Fourth Quarter Financial Results

Annual revenue increased over 160% to an annual record of $28.1 million

Provides timetable for 2023 first quarter release and combined company pro-forma 2023 guidance

May 2, 2023, Toronto, Ontario – GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME)(TSXV:GAME) announced that GameSquare Esports, Inc. has filed its standalone financial results for its fourth quarter ended December 31, 2022. GameSquare Esport’s fourth quarter financial results do not include the April 10, 2023 arrangement with Engine Gaming and Media, Inc. (“Engine Gaming”). The Company plans to issue first quarter financial results for GameSquare Esports, which will include a pro-forma income statement of the combined company and expectations for the remainder of 2023, and host a conference call during the week of May 15, 2023. The Company expects to file its second quarter 2023 consolidated financial statements for the combined entity, in August of 2023.

“I am very pleased with the progress we made in 2022 as we grew revenue over 160 percent, while comparable period expenses grew by only 13 percent (including one-time expenses), invested in our business, added new capabilities, and worked to complete the merger with Engine Gaming. 2022 revenue was in line with our increased guidance, reflecting the positive trends underway across our business,” said Justin Kenna, CEO of GameSquare Holdings, Inc.

“The integration of GameSquare and Engine Gaming is well underway and I look forward to updating investors on the progress we are making on our call in mid-May. I want to thank everyone at GameSquare for all their hard work, as we focus on successfully integrating the merger, reducing expenses, growing revenue, and increasing overall value for our shareholders,” concluded Mr. Kenna.

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future performance and revenue; continued growth and profitability; the Company's ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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